P.E. 1/1/02

FORM 6-K

0-30596

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

For the month of January, 2002

TELESIS NORTH COMMUNICATIONS INC.
(formerly, WEST OAK RESOURCE CORP.)
(SEC File No. 0-30596)

Suite 1400 - 400 Burrard Street
Vancouver, B.C. V6C 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F ___x___ Form 40-F__________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x__

Press Release
CDNX: TNC
OTCBB: TNCVF **For Immediate Release**

Telesis Announces Closing of Private Placement

TORONTO, ONTARIO, CANADA – January 17, 2002 – Telesis (CDNX:TNC, OTCBB:TNCVF) wishes to announce that it has completed a private placement of 225,150 Units at a price of C$0.44 per Unit with aggregate proceeds of C$99,066. Each Unit consists of one share and one non-transferrable share purchase warrant which entitles the holder to purchase one share of the Company at a price of C$0.55 per share if purchased before January 15, 2004.

The shares forming part of the Units or which may be issued upon exercise of the warrants forming part of the Units, in either case, will be subject to a hold period expiring on May 15, 2002.

The net proceeds of the private platement will go towards general working capital.

About Telesis
Founded in 1989, Telesis North Communications Inc. ("Telesis") (CDNX:TNC, OTCBB:TNCVF) develops and markets connectivity software that significantly improves the speed and reliability of data transfer over wireless and landline networks. The Company's flagship product, OnAir MOBILE™, allows Microsoft Outlook/Exchange users to connect to their corporate messaging system via cellular, packet-radio, satellite, PSTN dial-up, and leased lines. The Company also offers OnAir SDK™, a software development kit for developers who want to make their existing applications wireless and INTERSITE™, a high-speed connector for the transfer of mail and directory information between Exchange servers. Telesis is headquartered in Toronto, Canada. The Telesis website can be found at www.telesis.ca.

For more information contact investor relations at +1-416-323-3888 or 1-866-578-8935 (toll free within North America) or by email to investor@telesis.ca

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The Canadian Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESIS NORTH COMMUNICATIONS INC.

Date January 25, 2001

By: [signature]
Flora Wood
Director of Communications

Consolidated Financial Statements (Unaudited) of

TELESIS NORTH COMMUNICATIONS INC.

Nine months ended November 30, 2001

TELESIS NORTH COMMUNICATIONS INC.

Consolidated Balance Sheets

November 30, 2001 and February 28, 2001

	November 30, 2001 (Unaudited)	February 28, 2001 (audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 318,167	$ 870,020
Amounts receivable	12,000	176,086
Employee advances	9,726	-
Investment tax credits	412,563	202,165
Prepaid expenses	16,020	1,444
	768,476	1,249,715
Capital assets	52,559	47,145
	$ 821,035	$ 1,296,860
Liabilities and Shareholders' Equity (Deficiency):		
Current liabilities:		
Accounts payable and accrued liabilities	$ 634,413	$ 879,123
Current portion of bank loan (note 2)	48,000	48,000
Deferred revenue	44,131	29,812
	726,544	956,935
Bank loan (note 2)	92,543	116,543
	819,087	1,073,478
Shareholders' equity (deficiency):		
Shares to be issued (note 3)	-	375,000
Capital stock (note 4)	3,626,985	2,057,528
Deficit	(3,625,037)	(2,209,146)
	1,948	223,382
Future operations (note 1(b))		
Commitments and contingency (note 9)		
	$ 821,035	$ 1,296,860

See accompanying notes to consolidated financial statements.

On behalf of the Board:

_________________ Director

Elizabeth H. Foster

_________________ Director

TELESIS NORTH COMMUNICATIONS INC.

Consolidated Statements of Operations

Nine months ended November 30, 2001 and November 30, 2000

	2001	2000
	(Unaudited)	(Unaudited)
Revenue	$ 227,529	$ 292,088
Expenses:		
Research and development (note 8)	430,598	340,028
Sales and marketing	590,798	134,134
General and administration	597,042	225,377
	1,618,438	699,539
Loss before the undernoted	(1,390,909)	(407,451)
Other expenses:		
Amortization	(10,979)	(6,469)
Interest on long-term debt	(14,003)	(40,535)
	(24,982)	(47,004)
Loss before income taxes	(1,415,891)	(454,455)
Income taxes	–	–
Loss for the period	$ (1,415,891)	$ (454,455)
Loss per common share (note 6)	$ (0.05)	$ (0.03)

Consolidated Statements of Deficit

Nine months ended November 30, 2001 and November 30, 2000

	2001	2000
	(Unaudited)	(Unaudited)
Deficit, beginning of period	$ (2,209,146)	$ (1,208,460)
Loss for the period	(1,415,891)	(454,455)
Dividends paid	–	(65,200)
Deficit, end of period	$ (3,625,037)	$ (1,728,115)

See accompanying notes to consolidated financial statements.

TELESIS NORTH COMMUNICATIONS INC.

Consolidated Statements of Cash Flows

Nine months ended November 30, 2001 and November 30,2000

	2001 (Unaudited)	2000 (Unaudited)
Cash provided by (used in):		
Operations:		
Loss for the period	$ (1,415,891)	$ (454,455)
Items not involving cash:		
Amortization	10,979	6,469
Change in non-cash operating working capital:		
Amounts receivable	154,360	23,221
Investment tax credits	(210,398)	10,618
Prepaid expenses	(14,576)	–
Accounts payable and accrued liabilities	(244,712)	56,291
Deferred revenue	14,319	15,790
	(1,705,919)	(342,066)
Financing:		
Repayment of loan payable	–	(330,470)
Issue of convertible notes	–	375,000
Advances from West Oak Resource Corporation	–	430,000
Bank loan	(24,000)	(42,643)
Shares issued on conversion of warrants	1,194,457	–
Interest Payable	–	10,479
Advances from related party	–	10,149
Dividends paid	–	(65,200)
	1,170,457	387,315
Investments:		
Purchase of capital assets	(16,391)	(25,814)
	(16,391)	(25,814)
Increase (decrease) in cash and cash equivalents	$ (551,853)	$ 19,435
Cash and cash equivalents, beginning of period	870,020	(68,653)
Cash and cash equivalents (bank indebtedness), end of period	$ 318,167	$ (49,218)
Supplemental cash flow information:		
Cash paid for interest	$ 16,849	$ 52,663
Cash paid for dividends	–	65,200
Cash received for interest	16,138	–

See accompanying notes to the consolidated financial statements.

TELESIS NORTH COMMINICATIONS INC.

Notes to Consolidated Financial Statements (Unaudited)

Six months ended November 30, 2001

Telesis North Communications Inc., formerly West Oak Resource Corporation (the "Company"), is incorporated under the laws of the province of British Columbia and its principal business activities include the development and distribution of communication software for use in multiple land-line and wireless networks.

1. Significant accounting policies:

(a) Basis of presentation - reverse takeover:

On February 28, 2001, the Company acquired all of the 219,623 issued and outstanding shares of Telesis North Inc. ("Telesis") by issuing an aggregate of 16,787,952 common shares to the shareholders of Telesis. Upon completion of this acquisition, the former shareholders of Telesis held approximately 53% of common shares of the Company. This business combination has been accounted for as a reverse takeover with Telesis being identified as the acquirer.

Application of reverse takeover accounting results in the following:

(i) The consolidated financial statements of the combined entity are issued under the name of the Company but are considered a continuation of the financial statements of Telesis.

(ii) As Telesis is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the Company at their historical carrying values.

(iii) Control of the net assets and operations of the Company is deemed to be acquired by Telesis. For the purpose of this transaction, the fair value of the assets acquired and liabilities assumed are as follows:

The net assets acquired on February 28, 2001 are as follows:

Consideration	$ 1,824,885
Fair value of net assets acquired:	
Cash	$ 899,561
Accounts receivable	44,930
Deferred charges	132,184
Advances to Telesis	803,168
Accounts payable and accrued liabilities	(54,958)
	$ 1,824,885

1. Significant accounting policies (continued):

(b) Future operations:

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business, notwithstanding the significant operating losses for the nine months ended November 30, 2001 and the deficit as at November 30, 2001. The ability of the Company to continue as a going concern is dependent on the Company's ability to generate future profitable operations and receive continued support from its lenders, shareholders and raise external financing. For the nine months ended November 30, 2001, the Company has received net proceeds of $1,194,457 through the exercise of warrants and issue of common shares from a private placement, although further funds will be required to meet the Company's ongoing financial requirements. Subsequent to November 30, 2001 and as further described in note 12, the Company announced completion of two private placements with aggregate net proceeds of $499,066 and established a new five year term loan facility in the amount of $91,521.

(c) Basis of presentation:

The financial information presented in the interim consolidated financial statements is unaudited and was prepared in accordance with Canadian generally accepted accounting principles consistent with those used and described in the annual consolidated financial statements for the year ended February 28, 2001.

These unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended February 28, 2001.

2. Bank loan:

	November 30, 2001	February 28, 2001
Prime plus 3%, payable in monthly installments of $4,000 plus interest	$ 140,543	$ 164,543
Less current portion	48,000	48,000
	$ 92,543	$ 116,543

The bank loan is secured by a chattel mortgage on the computer equipment and a general security agreement. In addition, certain shareholders of the Company have given personal guarantees for the loan.

2. Bank loan (continued):

On August 16, 2000, a new loan agreement was signed and principal in arrears was rolled over into the new loan. Repayment in each of the next three years is as follows:

2002	$ 48,000
2003	60,000
2004	32,543
	$ 140,543

3. Shares to be issued:

	November 30, 2001	February 28, 2001
Conversion of convertible notes	$ -	$ 375,000
	$ -	$ 375,000

During the year ended February 28, 2001, the Company issued secured convertible notes totaling $375,000 at an interest rate of 10% per annum convertible into 2,912,048 of common shares of the Company. On February 28, 2001 the Noteholders exercised their rights to convert the secured convertible notes totaling $375,000 into 2,912,048 common shares. The Company issued these shares upon receipt of notice from the Noteholders effective September 1, 2001.

4. Capital stock:

(a) Authorized:

100,000,000 preference shares without par value; issuable in one or more series, each series comprising the number of shares, designations, rights, privileges, restrictions and conditions which the Board of Directors determines by resolution; ranking prior to the common shares with respect to dividends and distributions in event of liquidation, dissolution or winding up.

100,000,000 voting common shares without par value

4. Capital stock (continued):

(b) Issued and outstanding:

	Common shares	Amount
Balance, February 29, 2000	200,000	$ 200
Shares issued prior to acquisition:		
In lieu of corporate finance services	19,623	–
Balance prior to acquisition	219,623	200
Share exchange of common shares of the Company for each common share of Telesis	(219,623)	–
Shares issued in connection with:		
Share exchange of the Company for Telesis shares (note 1 and 4 (c)(i))	16,787,952	–
Conversion of advances from related party (notes 4(c)(ii))	83,927	250,627
Conversion of salaries payable to related parties (note 4(c)(ii))	28,000	84,000
Acquisition of the Company	8,522,298	1,824,885
Share issue costs	–	(132,184)
Conversion of salaries payable to employee	10,000	30,000
Services of senior employee	114,660	–
Balance, February 28, 2001	25,546,837	2,057,528
Exercise of share purchase warrants	300,000	180,000
Exercise of share purchase warrants	340,000	374,000
Exercise of share purchase warrants	32,500	35,750
Conversion of convertible notes (note 3)	2,912,048	375,000
Shares issued in lieu of finder's fees	600,000	–
Shares issued from private placement	1,740,000	696,000
Share issue costs	–	(91,293)
Balance, November 30, 2001	31,471,385	$ 3,626,985

4. Capital stock (continued):

(c) Escrow shares:

Pursuant to two separate escrow agreements, the following shares are held in escrow:

(i) The aggregate of 16,787,952 common shares will be released from escrow as to 5% every six months from March 1, 2001 for the first 24 months and then 10% every six months until 72 months.

(ii) The aggregate of 111,927 common shares will be released from escrow as to 10% every six months from March 1, 2001 for the first 12 months and then 20% every six months until completely released.

(d) Warrants:

The Company has granted 2,779,500 warrants to purchase an aggregate of 2,779,500 common shares. The warrants outstanding at November 30, 2001 are exercisable at the following price:

Number of warrants	Weighted average exercise price	Expiry date
112,000	$ 0.60	February 28, 2002
877,500	1.10	April 10, 2002
50,000	3.00	February 28, 2003
1,740,000	0.50	October 2, 2003
2,779,500	$ 0.74	

5. Incentive stock option plan:

On February 28, 2001, the Company adopted an Incentive Stock Option Plan (the "Plan") pursuant to which the Company's Board of Directors (the "Board") may grant stock options to directors, officers, employees and other service providers from treasury.

On February 28, 2001, 2,038,979 stock options were granted to 10 employees and directors at an exercise price of $3.00 per share which expires on February 28, 2006. During the current quarter, regulatory approval was obtained to reduce the exercise price of these options to $0.38.

On July 6, 2001, the Company granted 425,000 options to employees and directors at an exercise price of $0.72 per share which expires on July 6, 2006.

On September 1, 2001, the Company granted 90,012 options to employees at an exercise price of $0.72 per share which expires on September 1, 2006.

On October 2, 2001, the Company granted 2,125,000 options to directors and officers at an exercise price of $0.38 per share which expires on October 2, 2006.

On November 26, 2001, the Company granted 50,000 options to a director at an exercise price of $0.38 per share which expires on November 26, 2006.

None of the options granted under the Company's Plan were exercised at November 30, 2001.

6. Loss per common share:

Loss per common share is computed using the weighted average number of outstanding common shares at November 30, 2001 of 27,241,853 (compared with 15,287,952 at November 30, 2000). The effect of the conversion of the warrants and stock options on an if-converted basis has an anti-dilutive effect. Therefore no diluted loss per common share is presented.

7. Financial instruments and risk management:

(a) Foreign exchange:

Substantially all of the Company's sales are denominated in a foreign currency, which give rise to a risk that its receivables may be adversely impacted by fluctuations in foreign currency as measured against the Canadian dollar. The exchange risk is not hedged.

7. Financial instruments and risk management (continued):

(b) Concentration of credit risk:

The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts based on credit risk applicable to a particular customer.

At November 30, 2001, 100% (February 28, 2001 – 83%) of net accounts receivable is owing from two customers (February 28, 2001 - three). At November 30, 2001, 70% (November 30, 2000 – 84%) of revenue was derived from four customers (November 30, 2000 – four).

(c) *Financial instruments*

The fair values of the Company's financial instruments, being cash and cash equivalents, amounts receivable, investment tax credits, bank overdraft and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

The fair value of the bank loan approximates its carrying amount as the rate is similar to those currently available to the Company for similar instruments.

The fair value of advances from related party are not practical to determine due to the limited amount of comparable market information available.

8. Research and development expenses:

	November 30, 2001	November 30, 2000
Salaries and consultants	$ 681,440	$ 298,665
Other	43,144	70,911
	724,584	369,576
Less investment tax credits	293,986	29,548
	$ 430,598	$ 340,028

9. Commitments:

The Company is committed to the following annual amounts in respect to lease of office space and computer equipment:

Year ending February 28:	
2002	$ 82,400
2003	50,400
2004	50,400
	$ 183,200

10. Segmented information:

(a) Reportable segment:

The Company has one reportable segment which is the development and distribution of communication software for use in multiple land-line and wireless networks.

(b) Geographic information:

The Company derives substantially all its revenue in North America, Europe and Asia. All of its capital assets are located in Canada and its research and development activities are conducted in Canada.

Segmented information at November 30 on net sales by geographic region is as follows:

	2001	2000
Europe	$ 74,964	$ 63,667
Asia	104,796	119,875
North America	47,769	108,546
	$ 227,529	$ 292,088

11. Significant differences between Canadian and United States of America generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For November 30, 2001 there are no significant differences between Canadian GAAP and the United States of America generally accepted accounting principles ("US GAAP"). The offsetting differences between share capital and deficit as at February 28, 2001 remain unchanged.

12. Subsequent events:

(a) Private Placements

On December 21, 2001, the Company announced completion of a private placement of 909,091 Units at a price of $0.44 per Unit with net proceeds of $400,000. Each Unit consists of one common share and one share purchase warrant which entitles the holder to purchase one common share of the Company at a price of $0.55 per share if exercised within two years from the Closing Date.

On January 17, 2002, the Company announced completion of a private placement with its employees of 225,150 Units at a price of $0.44 per Unit with net proceeds of $99,066. Each Unit consists of one common share and one share purchase warrant which entitles the holder to purchase one common share of the Company at a price of $0.55 per share if exercised before January 15, 2004.

(b) Term Loan Facility

On December 17, 2001, the Company established a five year term loan facility in the amount of $91,521 which bears interest at the Company's bank prime rate plus 2% and is secured by a general security agreement covering all the assets of the Company. In addition, certain shareholders of the Company have provided personal guarantees for this loan.